

January 8, 2013

Via Facsimile
Mr. Neal E. Murphy
Chief Financial Officer
Met-Pro Corporation
160 Cassell Road
P.O. Box 144
Harleysville, PA 19438

> **Re:** **Met-Pro Corporation**
> **Form 10-K/A for the fiscal year ended January 31, 2012**
> **Filed March 26, 2012**
> **Form 10-Q for the period ended October 31, 2012**
> **Filed December 6, 2012**
> **File No. 1-7763**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended January 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note you cite several factors that impact your results of operations such as changes in volume, product mix and pricing pressures. Please revise future filings to quantify the impact of each factor where practicable. Reference Release #33-8350.

Liquidity, page 21

2.   Please revise future filings to include the following disclosures:
        - The amount of cash and short term investments held by foreign subsidiaries;
        - A statement that you would need to accrue and pay taxes if repatriated; and
        - If appropriate, a statement that you do not intend to repatriate the funds.

Critical Accounting Policies and Estimates, page 25
Pension Obligation, page 26

3.   Please revise future filings to include a quantified sensitivity analysis of the impact of changes in your significant assumptions. Reference Release #33-8350.

4.   We note you have made changes to your discount rate and expected long-term rate of return on assets. Please revise future filings to quantify and discuss the impact that these changes had on your plan assets.

5.   We note you have made changes to the percentages of assets allocated to debt and equity securities. Please revise future filings to quantify and discuss the impact that these changes had on your plan assets.

Note 11. Income Taxes, page 52

6.   Please revise your disclosure in future filings to disclose the amount of undistributed earnings of foreign subsidiaries. Reference ASC 740-30-50.

Note 15. Business Segments and Other Information, page 61

7.   Please provide us, and include in future filings, revenue information regarding your products. Reference ASC 280-10-50-40.

Form 10-Q for the quarter ended October 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies and Estimates, page 23
Revenue Recognition, page 23

8.   We note that you recognize revenue from contracts related to the Bio-Reaction Industries Inc. subsidiary using the percentage of completion method. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how the specific terms of your contracts allow for this revenue recognition method. Reference ASC 605.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief